September 27, 2024

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

       Re: Haoxin Holdings Limited
           Amendment No. 8 to Registration Statement on Form F-1
           Filed September 20, 2024
           File No. 333-269681
Dear Zhengjun Tao:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1 filed September 20, 2024 Cover Page

1. We note your disclosure that Mr. Zhengjun Tao, your chairman of the board of directors and your chief executive officer, will beneficially own approximately 5.18% of your total issued and outstanding Class A ordinary shares and 100% of your total issued and outstanding Class B ordinary shares, representing 90.9% of your total voting power, assuming that the Representatives do not exercise their over-allotment option. This does not appear to correspond with your tabular Principal Shareholder disclosure at page 132.
       Please revise or advise.
 September 27, 2024
Page 2
General

2. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering.
       Please advise or revise.

       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   William S. Rosenstadt